UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Obsidian Energy Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

674482 10 4

(CUSIP Number)

David A. lorber

FRONTFOUR CAPITAL GROUP LLC
35 Mason Street, 4th Floor
Greenwich, Connecticut 06830
(203) 274-9050

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR CAPITAL GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		27,191,646
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

27,191,646
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,191,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		21,080,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

21,080,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,080,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR OPPORTUNITY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		510,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

510,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

510,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR CAPITAL CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		510,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

510,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

510,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR ENERGY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		154,200
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

154,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

154,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR ENERGY GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		154,200
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

154,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

154,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

STEPHEN LOUKAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		210,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		27,855,846
PERSON WITH	9	SOLE DISPOSITIVE POWER

210,000
	10	SHARED DISPOSITIVE POWER

27,855,846
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,065,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

DAVID A. LORBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		450,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		27,855,846
PERSON WITH	9	SOLE DISPOSITIVE POWER

450,000
	10	SHARED DISPOSITIVE POWER

27,855,846
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,305,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

ZACHARY GEORGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		27,855,846
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

27,855,846
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,855,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 674482 10 4

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common shares (the “Shares”) of Obsidian Energy Ltd., a company governed by the laws of the Province of Alberta, Canada (the “Issuer”). The address of the principal executive offices of the Issuer is Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3 Canada.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	FrontFour Capital Group LLC, a limited liability company formed under the laws of the State of Delaware (“FrontFour Capital”);
(ii)	FrontFour Master Fund, Ltd., an exempted company formed under the laws of the Cayman Islands (the “Master Fund”);
(iii)	FrontFour Opportunity Fund, a mutual fund trust formed under the laws of British Columbia, Canada (the “Canadian Fund”);
(iv)	FrontFour Capital Corp., a corporation formed under the laws of British Columbia, Canada (“FrontFour Corp.”);
(v)	FrontFour Energy Fund, a limited partnership formed under the laws of Ontario, Canada (the “Energy Fund”);
(vi)	FrontFour Energy GP Inc., a corporation formed under the laws of Ontario, Canada (“Energy Fund GP”);
(vii)	Stephen Loukas (“Mr. Loukas”);
(viii)	David A. Lorber (“Mr. Lorber”); and
(ix)	Zachary George (“Mr. George”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of FrontFour Capital, FrontFour Corp., the Canadian Fund and Messrs. Loukas, Lorber and George is 35 Mason Street, 4th Floor, Greenwich, Connecticut 06830. The principal business address of the Master Fund is c/o Intertrust Cayman, 190 Elgin Avenue, George Town, Grand Cayman KY1-9007, Cayman Islands. The principal business address of each of the Energy Fund and Energy Fund GP is 200 Bay Street, Suite 3800, Toronto, Ontario, M5J 2Z4 Canada. The directors, executive officers and principals of each of FrontFour Capital, the Master Fund, the Canadian Fund, FrontFour Corp. and Energy Fund GP and their principal occupations and business addresses are set forth on Schedule A attached hereto and are incorporated by reference in this Item 2. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

11

CUSIP NO. 674482 10 4

(c)       The principal business of each of the Master Fund, the Canadian Fund and the Energy Fund is investing in securities. The principal business of FrontFour Capital is serving as the investment manager of the Master Fund and of accounts it separately manages (the “Separately Managed Accounts”). The principal occupation of each of Messrs. Loukas, Lorber and George is serving as a managing member and principal owner of FrontFour Capital. By virtue of these relationships, each of FrontFour Capital and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly beneficially owned by the Master Fund and the Separately Managed Accounts.

The principal business of FrontFour Corp. is serving as the investment manager of the Canadian Fund. Messrs. Loukas, Lorber and George are the principal owners and the directors of FrontFour Corp. By virtue of these relationships, each of FrontFour Corp. and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly beneficially owned by the Canadian Fund.

The principal business of Energy Fund GP is serving as the general partner of the Energy Fund. Messrs. Loukas, Lorber and George are the principal owners and directors of Energy Fund GP. By virtue of these relationships, each of Energy Fund GP and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly owned by the Energy Fund.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Loukas, Lorber and George are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares and call options purchased by each of the Master Fund and the Canadian Fund, the Shares and call options held in the Separately Managed Accounts and the Shares purchased by the Energy Fund, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 18,769,421 Shares owned directly by the Master Fund is approximately $21,366,137, including brokerage commissions. The aggregate purchase price of the call options exercisable into 2,311,200 Shares owned directly by the Master Fund is approximately $471,688, including brokerage commissions. The aggregate purchase price of the 454,000 Shares owned directly by the Canadian Fund is approximately CAD$1,019,386, including brokerage commissions. The aggregate purchase price of the call options exercisable into 56,000 Shares owned directly by the Canadian Fund is approximately $11,409, including brokerage commissions. The aggregate purchase price of the 5,628,225 Shares held in the Separately Managed Accounts is approximately $10,406,551, including brokerage commissions. The aggregate purchase price of the call options exercisable into 482,800 Shares held in the Separately Managed Accounts is approximately $98,737, including brokerage commissions. The aggregate purchase price of the 154,200 Shares owned directly by the Energy Fund is approximately CAD$249,762, including brokerage commissions. The aggregate purchase price of the 210,000 Shares owned directly by Mr. Loukas is approximately $254,890, including brokerage commissions. The aggregate purchase price of the 450,000 Shares owned directly by Mr. Lorber is approximately $694,348, including brokerage commissions.

12

CUSIP NO. 674482 10 4

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.

The Reporting Persons delivered a letter to the Board of Directors of the Issuer (the “Board”) on October 5, 2017, and subsequently entered into discussions with members of the Board and management related to the Issuer’s strategy and Board composition. The Reporting Persons may continue to enter into discussions with the Board and reserve all rights to take any and all action with respect to their investment in the Issuer.

The Reporting Persons believe that the Shares currently trade at a significant discount to intrinsic value and do not reflect the value inherent in the Issuer’s unparalleled acreage position in the Cardium, significant upside in the Mannville, infrastructure advantaged position in the Alberta Viking and valuable tax pool position. In order to unlock this value, the Reporting Persons intend to communicate with the Issuer’s management and Board about a broad range of strategic and operational matters. The Reporting Persons also intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may consider, explore and/or develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the articles and bylaws, Board composition, ownership, capital or corporate structure, capital allocation, dividend policy, strategy and plans of the Issuer, potential strategic transactions involving the Issuer or certain of the Issuer’s businesses or assets, or may change their intention with respect to any and all matters referred to in Item 4.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of Shares.

Item 5.	Interest in Securities of the Issuer.

(a)                The aggregate percentage of Shares reported owned by each person named herein is based upon 504,328,913 Shares outstanding as of November 9, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 13, 2017.

13

CUSIP NO. 674482 10 4

As of the close of business on November 17, 2017, the Master Fund beneficially owned directly 21,080,621 Shares (including 2,311,200 Shares underlying certain call options exercisable within 60 days of the date hereof), the Canadian Fund beneficially owned directly 510,000 Shares (including 56,000 Shares underlying certain call options exercisable within 60 days of the date hereof), 6,111,025 Shares (including 482,800 Shares underlying certain call options exercisable within 60 days of the date hereof) were held in the Separately Managed Accounts, the Energy Fund directly owned 154,200 Shares, Mr. Loukas directly owned 210,000 Shares and Mr. Lorber directly owned 450,000 Shares, constituting approximately 4.2%, less than 1%, approximately 1.2%, less than 1%, less than 1% and less than 1%, respectively, of the Shares outstanding.

FrontFour Capital, as the investment manager of the Master Fund and the Separately Managed Accounts, may be deemed to beneficially own the 27,191,646 Shares directly beneficially owned by the Master Fund and held in the Separately Managed Accounts, constituting approximately 5.4% of the Shares outstanding.

FrontFour Corp., as the investment manager of the Canadian Fund, may be deemed to beneficially own the 510,000 Shares directly beneficially owned by the Canadian Fund, constituting less than 1% of the Shares outstanding.

Energy Fund GP, as the general partner of the Energy Fund, may be deemed to beneficially own the 154,200 Shares directly owned by the Energy Fund, constituting less than 1% of the Shares outstanding.

Mr. Loukas, as a managing member and principal owner of FrontFour Capital, a principal owner of FrontFour Corp. and a principal owner and director of Energy Fund GP, may be deemed to beneficially own the 27,855,846 Shares directly beneficially owned in the aggregate by the Master Fund, the Canadian Fund and the Energy Fund and held in the Separately Managed Accounts, which, together with the 210,000 Shares he directly owns, constitute approximately 5.6% of the Shares outstanding.

Mr. Lorber, as a managing member and principal owner of FrontFour Capital, a principal owner of FrontFour Corp. and a principal owner and director of Energy Fund GP, may be deemed to beneficially own the 27,855,846 Shares directly beneficially owned in the aggregate by the Master Fund, the Canadian Fund and the Energy Fund and held in the Separately Managed Accounts, which, together with the 450,000 Shares he directly owns, constitute approximately 5.6% of the Shares outstanding.

Mr. George, as a managing member and principal owner of FrontFour Capital, a principal owner of FrontFour Corp. and a principal owner and director of Energy Fund GP, may be deemed to beneficially own the 27,855,846 Shares directly beneficially owned in the aggregate by the Master Fund, the Canadian Fund and the Energy Fund and held in the Separately Managed Accounts, which constitute approximately 5.5% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

14

CUSIP NO. 674482 10 4

(b)               Each of the Master Fund, FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Master Fund.

Each of FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held in the Separately Managed Accounts.

Each of the Canadian Fund, FrontFour Corp. and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Canadian Fund.

Each of the Energy Fund, Energy Fund GP and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Energy Fund.

Mr. Loukas has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by him.

Mr. Lorber has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by him.

(c)                The transactions in the securities of the Issuer effected by the Reporting Persons during the past 60 days are set forth on Schedule B attached hereto. All of such transactions were effected in the open market except as otherwise set forth therein.

(d)               No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)                Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Master Fund has (a) purchased call options (i) referencing an aggregate of 811,600 Shares, which have an exercise price of $1.10 per Share and expire on May 18, 2018, (ii) referencing an aggregate of 811,300 Shares, which have an exercise price of $1.15 per Share and expire on May 18, 2018, and (iii) referencing an aggregate of 688,300 Shares, which have an exercise price of $1.20 per Share and expire on May 18, 2018, and (b) sold short put options (i) referencing an aggregate of 1,622,900 Shares, which have an exercise price of $0.85 per Share and expire on May 18, 2018, and (ii) referencing an aggregate of 688,300 Shares, which have an exercise price of $1.05 per Share and expire on May 18, 2018.

The Canadian Fund has (a) purchased call options (i) referencing an aggregate of 19,500 Shares, which have an exercise price of $1.10 per Share and expire on May 18, 2018, (ii) referencing an aggregate of 19,800 Shares, which have an exercise price of $1.15 per Share and expire on May 18, 2018, and (iii) referencing an aggregate of 16,700 Shares, which have an exercise price of $1.20 per Share and expire on May 18, 2018, and (b) sold short put options (i) referencing an aggregate of 39,300 Shares, which have an exercise price of $0.85 per Share and expire on May 18, 2018, and (ii) referencing an aggregate of 16,700 Shares, which have an exercise price of $1.05 per Share and expire on May 18, 2018.

15

CUSIP NO. 674482 10 4

The Separately Managed Accounts have (a) purchased call options (i) referencing an aggregate of 168,900 Shares, which have an exercise price of $1.10 per Share and expire on May 18, 2018, (ii) referencing an aggregate of 168,900 Shares, which have an exercise price of $1.15 per Share and expire on May 18, 2018, and (iii) referencing an aggregate of 145,000 Shares, which have an exercise price of $1.20 per Share and expire on May 18, 2018, and (b) sold short put options (i) referencing an aggregate of 337,800 Shares, which have an exercise price of $0.85 per Share and expire on May 18, 2018, and (ii) referencing an aggregate of 145,000 Shares, which have an exercise price of $1.05 per Share and expire on May 18, 2018.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated November 20, 2017

16

CUSIP NO. 674482 10 4

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2017	FrontFour Master Fund, Ltd.

	By:	FrontFour Capital Group LLC as Investment Manager

	By:	/s/ David A. Lorber
		Name:	David A. Lorber
		Title:	Managing Member

FrontFour Capital Group LLC

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Opportunity Fund

By:	FrontFour Capital Corp. as Investment Manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

FrontFour Capital Corp.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

FrontFour Energy Fund

By:	FrontFour Energy GP Inc. as General Partner

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

17

CUSIP NO. 674482 10 4

FrontFour Energy GP Inc.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

/s/ Stephen Loukas
Stephen Loukas

/s/ David A. Lorber
David A. Lorber

/s/ Zachary George
Zachary George

18

CUSIP NO. 674482 10 4

SCHEDULE A

Directors, Executive Officers and Principals of Certain Reporting Persons

FrontFour Capital Group LLC

Name	Position	Citizenship	Principal Occupation	Business Address
Justin Hirsch	Chief Financial Officer and Chief Compliance Officer	USA	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

FrontFour Master Fund, Ltd.

Name	Position	Citizenship	Principal Occupation	Business Address
Stephen Loukas	Managing Member	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
David A. Lorber	Managing Member	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
Zachary George	Managing Member	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

John Ackerley	Director	United Kingdom	Chief Executive Officer of Carne Global Financial Services (Cayman) Limited	Grand Pavilion Commercial Centre 802 West Bay Road PO Box 30872 Grand Cayman, KY1-1204 Cayman Islands
Jonathan Morgan	Director	USA	Principal owner of Sound Fund Advisors LLC	30 Old Kings Highway South Darien, Connecticut 06820
Justin Hirsch	Chief Financial Officer and Chief Compliance Officer	USA	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

FrontFour Opportunity Fund

Name	Position	Citizenship	Principal Occupation	Business Address
Stephen Loukas	Principal	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
David A. Lorber	Principal	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
Zachary George	Principal	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
Justin Hirsch	Chief Financial Officer and Chief Compliance Officer	USA	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

FrontFour Capital Corp.

Name	Position	Citizenship	Principal Occupation	Business Address
Stephen Loukas	Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
David A. Lorber	Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
Zachary George	Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
Justin Hirsch	Chief Financial Officer and Chief Compliance Officer	USA	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

FrontFour Energy GP Inc.

Name	Position	Citizenship	Principal Occupation	Business Address
Stephen Loukas	Director and Vice President	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
David A. Lorber	Director and Treasurer	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
Zachary George	Director and President	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
Andrew Ellott[1]	Director	Canada	Director of Marketing and Business Development of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
Justin Hirsch	Chief Financial Officer and Chief Compliance Officer	USA	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

1 Mr. Ellott directly owns 2,650 Shares, constituting less than 1% of the Shares outstanding. The aggregate purchase price of such Shares is approximately CAD$24,910, excluding brokerage commissions.

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty Days

Class of Security	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

FRONTFOUR MASTER FUND, LTD.

Common Shares	36,000	1.0074	09/12/2017
Common Shares	81,629	1.0581	09/13/2017
Common Shares	36,921	1.0881	09/14/2017
Common Shares	17,101	1.0120	09/15/2017
Common Shares	25,018	1.0092	09/18/2017
Common Shares	12,227	1.0114	09/19/2017
Common Shares	46,159	1.0187	09/20/2017
Common Shares	14,482	1.0382	09/21/2017
Common Shares	33,718	1.0736	09/25/2017
Common Shares	6,967	1.0900	09/26/2017
Common Shares	40,000	1.0963	09/27/2017
Common Shares	20,063	1.0580	09/28/2017
Common Shares	22,000	1.0544	09/29/2017
Common Shares	30,000	1.0603	09/29/2017
Common Shares	11,010	1.0556	10/03/2017
Common Shares	10,900	1.0799	10/05/2017
Common Shares	6,000	1.0470	10/06/2017
Common Shares	20,000	1.0342	10/09/2017
Common Shares	1,500	1.0745	10/10/2017
Common Shares	25,000	1.0581	10/11/2017
Common Shares	10,000	1.0355	10/12/2017
Common Shares	10,000	1.0419	10/12/2017
Common Shares	20,000	1.0467	10/13/2017
Common Shares	5,000	1.0625	10/13/2017
Common Shares	100,000	1.0474	10/16/2017
Common Shares	150,000	1.0284	10/17/2017
Common Shares	94,733	1.0389	10/18/2017
Common Shares	45,281	1.0178	10/19/2017
Common Shares	249,590	1.0104	10/20/2017
Common Shares	116,733	1.0086	10/23/2017
May 2018 Call Option ($1.20 Strike Price)	824	0.1000	10/23/2017
May 2018 Put Option ($0.80 Strike Price)*	(824)	0.0300	10/23/2017
May 2018 Call Option ($1.15 Strike Price)	8,113	0.1500	10/24/2017
May 2018 Put Option ($0.85 Strike Price)*	(8,113)	0.0640	10/24/2017
Common Shares	20,000	0.9746	10/25/2017
Common Shares	35,900	0.9671	10/26/2017
Common Shares	5,400	0.9663	10/26/2017
May 2018 Call Option ($1.10 Strike Price)	2,434	0.1500	10/26/2017
May 2018 Put Option ($0.85 Strike Price)*	(2,437)	0.0650	10/26/2017
May 2018 Call Option ($1.10 Strike Price)	5,682	0.1500	10/27/2017
May 2018 Call Option ($1.20 Strike Price)	(824)	0.1200	10/27/2017
Common Shares	146,257	0.9881	10/27/2017

Common Shares	509,299	0.9636	10/27/2017
May 2018 Put Option ($0.85 Strike Price)*	(5,679)	0.0620	10/27/2017
May 2018 Put Option ($0.80 Strike Price)**	824	0.0420	10/27/2017
Common Shares	164,054	1.0270	10/30/2017
Common Shares	53,786	1.0295	10/30/2017
Common Shares	576,320	1.0688	10/31/2017
Common Shares	83,051	1.0440	10/31/2017
Common Shares	194,339	1.0565	10/31/2017
Common Shares	348,859	1.1366	11/01/2017
Common Shares	57,293	1.1219	11/01/2017
Common Shares	396,156	1.1225	11/02/2017
Common Shares	265,634	1.1266	11/03/2017
Common Shares	375,689	1.1829	11/06/2017
Common Shares	128,306	1.1729	11/07/2017
Common Shares	914,986	1.1965	11/08/2017
Common Shares	150,334	1.1954	11/08/2017
Common Shares	567,130	1.2213	11/09/2017
Common Shares	151,175	1.2203	11/09/2017
May 2018 Call Option ($1.20 Strike Price)	3,256	0.3000	11/09/2017
May 2018 Put Option ($1.05 Strike Price)*	(3,256)	0.1326	11/09/2017
Common Shares	21,401	1.2443	11/10/2017
May 2018 Call Option ($1.20 Strike Price)	2,036	0.2827	11/13/2017
May 2018 Put Option ($1.05 Strike Price)*	(2,036)	0.1000	11/13/2017
Common Shares	5,398	1.1218	11/15/2017
Common Shares	8,262	1.1496	11/15/2017
Common Shares	50,082	1.2400	11/16/2017
May 2018 Put Option ($1.05 Strike Price)*	(377)	0.1000	11/16/2017
Common Shares	112,455	1.2489	11/17/2017
May 2018 Call Option ($1.20 Strike Price)	1,214	0.3100	11/17/2017
May 2018 Put Option ($1.05 Strike Price)*	(1,214)	0.1000	11/17/2017

FRONTFOUR OPPORTUNITY FUND***

Common Shares	4,000	1.2272	09/12/2017
Common Shares	7,000	1.3251	09/14/2017
Common Shares	5,000	1.2934	10/18/2017
Common Shares	2,500	1.2714	10/19/2017
Common Shares	3,500	1.2670	10/20/2017
May 2018 Call Option ($1.20 Strike Price)	20	0.1000	10/23/2017
May 2018 Put Option ($0.80 Strike Price)*	(20)	0.0300	10/23/2017
May 2018 Call Option ($1.15 Strike Price)	198	0.1500	10/24/2017
May 2018 Put Option ($0.85 Strike Price)*	(198)	0.0640	10/24/2017
May 2018 Call Option ($1.10 Strike Price)	59	0.1500	10/26/2017
May 2018 Put Option ($0.85 Strike Price)*	(56)	0.0650	10/26/2017
May 2018 Call Option ($1.10 Strike Price)	136	0.1500	10/27/2017
May 2018 Call Option ($1.20 Strike Price)	(20)	0.1200	10/27/2017
May 2018 Put Option ($0.85 Strike Price)*	(139)	0.0620	10/27/2017
May 2018 Put Option ($0.80 Strike Price)**	20	0.0420	10/27/2017
Common Shares	22,000	1.2500	10/27/2017
Common Shares	16,000	1.3616	10/31/2017
Common Shares	6,000	1.4440	11/01/2017
Common Shares	20,000	1.4501	11/03/2017
Common Shares	44,000	1.5208	11/08/2017
Common Shares	18,000	1.5464	11/09/2017
May 2018 Call Option ($1.20 Strike Price)	80	0.3000	11/09/2017
May 2018 Put Option ($1.05 Strike Price)*	(80)	0.1326	11/09/2017
May 2018 Call Option ($1.20 Strike Price)	49	0.2827	11/13/2017
May 2018 Put Option ($1.05 Strike Price)*	(49)	0.1000	11/13/2017
May 2018 Put Option ($1.05 Strike Price)*	(9)	0.1000	11/16/2017
May 2018 Call Option ($1.20 Strike Price)	29	0.3100	11/17/2017
May 2018 Put Option ($1.05 Strike Price)*	(29)	0.1000	11/17/2017

FRONTFOUR CAPITAL GROUP LLC

(Through Separately Managed Accounts)

Common Shares	15,040	1.0581	09/13/2017
Common Shares	(125,000)	1.0596	09/13/2017
Common Shares	11,079	1.0881	09/14/2017
Common Shares	(50,000)	1.0755	09/14/2017
Common Shares	1,899	1.0120	09/15/2017
Common Shares	3,082	1.0092	09/18/2017
Common Shares	7,073	1.0114	09/19/2017
Common Shares	8,841	1.0187	09/20/2017
Common Shares	(22,637)	1.0300	09/21/2017
Common Shares	7,397	1.0736	09/25/2017
Common Shares	(50,000)	1.1100	09/26/2017
Common Shares	(100,000)	1.0900	10/05/2017
Common Shares	(20,000)	1.0315	10/09/2017
Common Shares	(10,000)	1.0679	10/10/2017
Common Shares	(25,000)	1.0529	10/11/2017
Common Shares	(15,000)	1.0406	10/13/2017
Common Shares	(100,000)	1.0458	10/16/2017
Common Shares	(150,000)	1.0268	10/17/2017
Common Shares	5,267	1.0389	10/18/2017
Common Shares	(100,000)	1.0375	10/18/2017
Common Shares	14,819	1.0178	10/19/2017
Common Shares	(35,000)	1.0147	10/19/2017
Common Shares	50,410	1.0104	10/20/2017
Common Shares	(95,000)	1.0062	10/20/2017
Common Shares	23,767	1.0086	10/23/2017
Common Shares	(35,000)	1.0139	10/23/2017
May 2018 Call Option ($1.20 Strike Price)	176	0.1000	10/23/2017
May 2018 Put Option ($0.80 Strike Price)*	(176)	0.0300	10/23/2017
May 2018 Call Option ($1.15 Strike Price)	1,689	0.1500	10/24/2017
May 2018 Put Option ($0.85 Strike Price)*	(1,689)	0.0640	10/24/2017
Common Shares	(25,000)	0.9675	10/26/2017
May 2018 Call Option ($1.10 Strike Price)	507	0.1500	10/26/2017
May 2018 Put Option ($0.85 Strike Price)*	(507)	0.0650	10/26/2017
Common Shares	30,443	0.9881	10/27/2017
Common Shares	49,701	0.9636	10/27/2017
Common Shares	(20,000)	1.0082	10/27/2017
May 2018 Call Option ($1.10 Strike Price)	1,182	0.1500	10/27/2017
May 2018 Call Option ($1.20 Strike Price)	(176)	0.1200	10/27/2017
May 2018 Put Option ($0.85 Strike Price)*	(1,182)	0.0620	10/27/2017
May 2018 Put Option ($0.80 Strike Price)**	176	0.0420	10/27/2017

Common Shares	39,046	1.0270	10/30/2017
Common Shares	11,214	1.0295	10/30/2017
Common Shares	(50,000)	1.0318	10/30/2017
Common Shares	54,180	1.0688	10/31/2017
Common Shares	16,949	1.0440	10/31/2017
Common Shares	39,661	1.0565	10/31/2017
Common Shares	(75,000)	1.0326	10/31/2017
Common Shares	(25,000)	1.0914	10/31/2017
Common Shares	74,987	1.1366	11/01/2017
Common Shares	11,707	1.1219	11/01/2017
Common Shares	78,844	1.1225	11/02/2017
Common Shares	(405,000)	1.1195	11/02/2017
Common Shares	49,366	1.1266	11/03/2017
Common Shares	(315,000)	1.1256	11/03/2017
Common Shares	74,311	1.1829	11/06/2017
Common Shares	(450,000)	1.1791	11/06/2017
Common Shares	31,694	1.1729	11/07/2017
Common Shares	(160,000)	1.1659	11/07/2017
Common Shares	185,014	1.1965	11/08/2017
Common Shares	30,666	1.1954	11/08/2017
Common Shares	(15,000)	1.1600	11/08/2017
Common Shares	114,070	1.2213	11/09/2017
Common Shares	30,825	1.2203	11/09/2017
May 2018 Call Option ($1.20 Strike Price)	664	0.3000	11/09/2017
May 2018 Put Option ($1.05 Strike Price)*	(664)	0.1326	11/09/2017
Common Shares	4,099	1.2443	11/10/2017
May 2018 Call Option ($1.20 Strike Price)	415	0.2827	11/13/2017
May 2018 Put Option ($1.05 Strike Price)*	(415)	0.1000	11/13/2017
Common Shares	122,500	1.1534	11/14/2017
Common Shares	602	1.1218	11/15/2017
Common Shares	1,738	1.1496	11/15/2017
Common Shares	9,918	1.2400	11/16/2017
Common Shares	(70,000)	1.2441	11/16/2017
May 2018 Put Option ($1.05 Strike Price)*	(114)	0.1000	11/16/2017
Common Shares	27,545	1.2489	11/17/2017
Common Shares	(180,000)	1.2495	11/17/2017
May 2018 Call Option ($1.20 Strike Price)	257	0.3100	11/17/2017
May 2018 Put Option ($1.05 Strike Price)*	(257)	0.1000	11/17/2017

FRONTFOUR ENERGY FUND***

Common Shares	100,000	1.6100	11/17/2017
Common Shares	50,000	1.6100	11/17/2017
Common Shares	4,200	1.6000	11/17/2017

STEPHEN LOUKAS

Common Shares	34,000	1.0576	09/22/2017
Common Shares	20,000	1.0700	10/02/2017

DAVID A. LORBER

Common Shares	45,600	1.0473	09/22/2017
Common Shares	4,400	1.0400	09/22/2017
Common Shares	30,000	1.0700	10/02/2017
Common Shares	20,000	1.0700	10/02/2017

* Represents a short sale.

** Represents a purchase to cover short position.

*** ll prices for transactions in Common Shares are in Canadian Dollars and all prices for transactions in options are in U.S. Dollars.